UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., PeakCastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Information Contained in this Form 6-K Report

Entry into Memorandum of Understanding

On May 12, 2026, Dreamland Limited (the “Company”) through its operating subsidiary, Trendic International Limited, has entered into a non-binding Memorandum of Understanding (“MoU”) with LinkFung Innovation Limited, a designated Service Provider, to collaborate on the development, implementation, and deployment of a comprehensive AI-Powered Intelligent Image Library Platform.

The project scope includes integrating advanced artificial intelligence features such as real-time face detection, video/photo AI-driven hashtag decoding, and intelligent content-based filtering, supported by a scalable cloud infrastructure and a high-performance database system supporting vector embeddings for AI search and recommendations.

The total project duration is estimated at twelve (12) months from the commencement date, with all intellectual property rights in the deliverables created specifically for the project vesting in Trendic International Limited, a subsidiary of the Registrant upon full payment. The total project fee, milestone payment schedule, and responsibility for ongoing cloud hosting and usage costs shall be mutually agreed and detailed in the formal service agreement.

While the MoU contains legally binding provisions regarding Intellectual Property, Confidentiality, and Data Protection, it remains a statement of the Parties’ intentions and is generally non-binding with respect to the consummation of any definitive transaction. There can be no assurance that the parties will execute a formal service agreement, or that the contemplated project will be completed on the terms described, or at all.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated May 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dreamland Limited
Date: May 12, 2026
	By:	/s/ Seto Wai Yue
	Name:	Seto Wai Yue
	Title:	Director and Chief Executive Officer